8/9


03029922

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Olympus Optical Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3326 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 9/10/03

OLYMPUS®

Your Vision, Our Future

ANNUAL REPORT 2003

82-3326

AR/S

03 SEP -9 AM 7:21 3-31-03

A CLEAR VISION  FOR THE FUTURE

FINANCIAL HIGHLIGHTS

	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS
	2003	2002	2001	2003
Net sales	¥564,343	¥528,415	¥466,704	$4,702,858
Net income	24,348	10,279	11,787	202,900
Earnings per share—Basic net income	91.88	38.87	44.57	0.766
Total assets	605,768	562,078	584,103	5,048,067
Shareholders' equity	222,432	201,547	192,229	1,853,601

Notes: 1. Earnings per share is shown in yen and U.S. dollars.
2. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥120=US$1.
3. The above figures are based on accounting principles generally accepted in Japan.
4. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.


NET SALES
(BILLIONS OF YEN)
600
500
400
300
200
100
0 99
00
01
02
03


OPERATING INCOME
(BILLIONS OF YEN)
70
60
50
40
30
20
10
0 99
00
01
02
03


NET INCOME
(BILLIONS OF YEN)
25
20
15
10
5
0 99
00
01
02
03


EARNINGS PER SHARE—BASIC NET INCOME
(YEN)
100
80
60
40
20
0 99
00
01
02
03

MISSION AND STRENGTH

SINCE 1919, OLYMPUS OPTICAL CO., LTD. AND ITS GROUP COMPANIES ("OLYMPUS" OR "THE GROUP") HAVE LED THE INDUSTRY IN DEVELOPING VARIOUS PRODUCTS BASED ON OPTICAL TECHNOLOGY. OLYMPUS CREATES SUCH GROUNDBREAKING PRODUCTS AS DIGITAL CAMERAS THROUGH OPTO-DIGITAL TECHNOLOGY, A FUSION OF OPTICAL AND ADVANCED DIGITAL TECHNOLOGIES. OLYMPUS MAINTAINS EXCELLENCE IN ALL FOUR OF ITS PRODUCT GROUPS: THE IMAGING SYSTEMS GROUP, WHICH INCLUDES DIGITAL CAMERAS, FILM CAMERAS, RECORDERS AND MAGNETO-OPTICAL DISK DRIVES; THE MEDICAL SYSTEMS GROUP, WHICH OFFERS MEDICAL ENDOSCOPES THAT LEAD THE WORLD MARKET, BIOLOGICAL MICROSCOPES, CLINICAL ANALYZERS AND OTHER ADVANCED MEDICAL EQUIPMENT; AND THE INDUSTRIAL SYSTEMS GROUP, COMPRISING INDUSTRIAL MICROSCOPES AND MEASURING EQUIPMENT, AS WELL AS INDUSTRIAL ENDOSCOPES, PRINTERS, BARCODE DATA PROCESSING DEVICES AND OTHER INFORMATION PERIPHERAL PRODUCTS. ON APRIL 1, 2003, TAKING A NEW LEAP FORWARD, OLYMPUS RESTRUCTURED THE MEDICAL SYSTEMS GROUP AND ESTABLISHED THE LIFE SCIENCE GROUP WITH MICROSCOPES, ANALYZERS AND GENOME SYSTEMS AS ITS CORE BUSINESSES. WHILE UNITING DIVERSE TECHNOLOGIES, THE GROUP WILL CONTINUE TO PROVIDE TECHNOLOGY AND PRODUCTS THAT OFFER NEW VALUE IN THE DAILY LIVES OF PEOPLE WORLDWIDE.



IMAGING SYSTEMS GROUP



MEDICAL SYSTEMS GROUP



INDUSTRIAL SYSTEMS GROUP

LIFE SCIENCE GROUP



Q1: Could you highlight the Company's performance in fiscal 2003?

In fiscal 2003, ended March 31, 2003, we achieved record highs in consolidated net sales, operating income and net income. Compared with the previous fiscal year, net sales grew 6.8% to ¥564,343 million (US$4,703 million), marking the ninth consecutive year of growth. Operating income advanced 47.4% to ¥62,346 million (US$520 million). Net income climbed 136.9% to ¥24,348 million (US$203 million).

Digital cameras were the main driver behind the strong performance in fiscal 2003. Backed by its high market share, Olympus saw digital camera sales climb 26.8% to ¥174,843

Strong Performance

million (US$1,457 million) amid tough competition in a fast-growing market. In addition, profits grew considerably in the digital camera business, as the Company focused efforts on reducing production costs over the past year. As a result, the Imaging Systems Group returned to profitability.

Performance in the Medical Systems Group also improved steadily, supported by its approximately 80% share of the world market for endoscopes.

In the Industrial Systems Group, however, sales and profits declined significantly, owing to a decrease in orders from semiconductor companies and other customers.

As a consequence, by segment, operating income improved ¥26,366 million to ¥18,202 million (US$152 million) in the Imaging Systems Group, grew ¥744 million to ¥56,644 million (US$472 million) in the Medical Systems Group, and declined ¥2,777 million to an operating loss of ¥894 million (US$7 million) in the Industrial Systems Group.

NET INCOME IN FISCAL 2003
Net income climbed 136.9% compared with the previous fiscal year, to ¥24,348 million (US$203 million).

136.9%



Although our earnings structure is still dependent on medical endoscopes, we are beginning to see digital cameras grow into a strong earnings pillar. In my second term as president, I believe our reforms have gradually taken shape through our Internal Company System and measures based on the concept of "Creative Destruction and Innovation." The impact of these reforms is clearly seen in the drastic improvement in earnings, and I strongly believe that this is a signal of our continued strength to follow.

Q2: The digital camera market is an intensely competitive market comprised of many manufacturers fighting tooth and nail. How did you rebuild the digital camera business after it reported losses of approximately ¥11.0 billion in fiscal 2002?

Our digital camera business had a problem with its profit structure. We had to lower the production cost.

We solved this problem by strengthening our production structure in China and shifting a major portion of our digital camera production to China. Full-scale production of digital cameras began in October 2002 at a new production line at our two plants in Guangdong. In this one move, almost all internal production that had been done in Japan was shifted to China, except for very high-end models. We were able to significantly reduce production costs by having our facilities in Japan concentrate on development and other high value-added functions, and by basing high-quality, low-cost manufacturing plants in China. Through these measures, Olympus strengthened its internal supply structure and its internal production ratio improved to 35% as a result. In the fiscal year under review, the Imaging Systems Group turned an operating profit.



Olympus has also seen substantial benefits from the April 2002 integration of domestic marketing and sales functions from its subsidiary Olympus ProMarketing, Inc. into the Imaging Systems Group. We are now able to directly reflect user and retailer opinions in the development and manufacturing processes, which has led to the creation of several hit products.

In April 2003, Olympus absorbed Olympus ProMarketing, Inc. in a merger. As a result, the Company expects to realize benefits in its Medical Systems Group, Life Science Group and Industrial Systems Group similar to those achieved in the Imaging Systems Group.

Q3: The Medical Systems Group is an exceptionally stable earnings foundation. What is your vision for this product group going forward?

Even though our endoscopes command an 80% share of the world market, we are not satisfied. Only our gastroenterological endoscopes enjoy a dominant market share, and our world shares of the markets for surgical endoscopes and endo-therapy devices (treatment equipment) are about 20% to 30%. The market scale for either of these products rivals that of gastroenterological endoscopes. Leveraging our strengths in gastroenterological endoscopes, we believe we have considerable potential to expand the business.

OPERATING INCOME OF IMAGING SYSTEMS GROUP

The Imaging Systems Group rebounded from an operating loss in fiscal 2002 to post operating income of ¥18.2 billion.



¥18.2 billion



To this end, Olympus made a strategic investment of ¥4.0 billion in the gastroenterological endoscope, surgical endoscope and endo-therapy fields. This investment includes funds for increasing personnel. We aim to acquire a top market share in each field over the medium to long term.

Q4: The Industrial Systems Group has fallen on hard times. What do you propose to do to turn this product group around and improve profitability?

The main products of the Industrial Systems Group are semiconductor and LCD inspection equipment. For this reason, earnings are affected by demand cycles for electronics. Olympus must create a structure that can generate profits by nurturing businesses that will become new earnings pillars in areas other than electronics.

Q5: Could you describe the Life Science Group, the fourth arm of the Company that was founded on April 1, 2003 as a result of restructuring in the Medical Systems Group?

The genome medical business shows promise as a core business of the future. Genomic analysis is essential to the creation of tailor-made medical treatments comprised of drugs customized to an individual's physical characteristics. We expect demand in this area to burgeon in the future.

Some noteworthy news is Olympus's development of the world's first DNA computer for gene analysis. Planned for release in April 2004, our DNA computer affords dramatic improvements in shortening analysis times and costs, which have been barriers to commercialization in the past. Our sales target of ¥100.0 billion in 2010 is a formidable hurdle, but we are making steady progress in our preparations.

Q6: Olympus has taken an aggressive stance on reforms through various measures including the Internal Company System. In your opinion, what challenges does Olympus face in the years to come?

Despite having a high-level of technology, one of Olympus's relative weak points is its business acumen. As a result, in the past there were several instances where we were unable to commercialize on a developmental effort despite having a technological lead, ultimately ending in our withdrawal from the field. Given that our methods have not always succeeded in the past, we should deconstruct these methods and replace them with new ones. What we need is "Creative Destruction and Innovation."

First, we must strengthen our brand image. To accomplish this goal, beginning in fiscal 2003, we plan to strategically invest ¥20.0 billion in our brand image over a five-year period. During the fiscal year under review, we invested ¥1.8 billion in our brand image, mainly in advertising for digital cameras and other products. The result of this investment was a leap in awareness through our TV commercials in Tokyo from 34% to 85%, elevating Olympus into a powerful and major brand name. We believe that higher recognition of Olympus digital cameras will lead to a stronger and more powerful brand.

INVESTMENT IN THE MEDICAL SYSTEMS GROUP
Olympus made a strategic investment of ¥4.0 billion in the gastroenterological endoscope, surgical endoscope and endo-therapy fields.

¥4.0 billion

FOURTH INTERNAL COMPANY
The Life Science Group is the fourth arm of the Company that was founded on April 1, 2003, as a result of restructuring in the Medical Systems Group.

4th

A Clear Vision for the Future

The competitiveness of our products, and our business performance as well, will improve if we can provide value to society through a strong brand name. And, in turn, better business performance will increase our brand power. I believe this also will have a positive effect on the behavior of our employees and corporate governance as well. By creating a cycle of positive reinforcement, I believe branding is the key to maximizing corporate value.

Second, Olympus must create new businesses and expand peripheral operations. ITX Corporation is a potent partner of ours that helps reveal undiscovered business potential. ITX has a knack for quickly unearthing business opportunities not found at Olympus, and is attracting attention as a venture incubator that launches innovative businesses. The partnership between ITX and Olympus has spawned several joint ventures, including the new company AOI Technology Inc., which handles processes from design to manufacturing of dynamically reconfigurable integrated circuits (ICs).

To further strengthen its relationship with ITX, Olympus became its largest shareholder in January 2003 after purchasing 100,200 shares of ITX stock held by Nissho Iwai Corporation, and at the same time underwriting ¥10.0 billion in convertible bonds issued by ITX. Olympus is also dispatching directors and managing staff to ITX. ITX will be positioned as a joint-venture incubator. Olympus aims to strengthen competitiveness in existing operations and to develop new businesses by leveraging its core competence in OPTO-Digital Technology (a fusion of optical, digital imaging, and microprocessing technologies) as well as its global marketing and brand capabilities, in combination with the strengths of ITX, namely its expertise in networking and other technological fields, ability to create new businesses, and resources to foster businesses.

Q7: Finally, what message do you have for shareholders?

As a part of its efforts to reinforce its brand image, Olympus formulated the global corporate slogan "Your Vision, Our Future" this year. Olympus has created new value that has met the expectations of society through its advanced optical and manufacturing technologies, as demonstrated by the development of the world's first endoscope. Our ability to create a vision and to make the future a reality is at the heart of Olympus. The new slogan shows our determination to turn visions into reality in conjunction with society. We will continue pushing forward with reforms to become a company in which all stakeholders, including employees, clients and end-users, take pride in the Olympus brand.

July 2003



Tsuyoshi Kikukawa
President

TV ADVERTISING AWARENESS OF CAMEDIA (%)


100
85
53
50
34
0
01 APR.
01 DEC.
02 DEC.

Source: Olympus survey

STRATEGIC INVESTMENT TO STRENGTHEN BRAND NAME

Beginning in fiscal 2003, we plan to strategically invest ¥20.0 billion in our brand image over a five-year period.

¥20billion

START OF LIFE SCIENCE GROUP AS CORE BUSINESS OF OLYMPUS

Olympus established the Life Science Group on April 1, 2003, following restructuring in the Medical Systems Group. Olympus aims to nurture the Life Science Group into a core business centered on genome medicine in the life sciences field. The following is an interview with Mr. Isao Takahashi, president of the Life Science Group.

Q1: Through what strategic initiative was the Life Science Group formed?

In accordance with a structural reorganization in April 2003, we separated the life science business from the Medical Systems Group and launched the Life Science Group for two reasons.

The first reason is to renew our efforts in endoscope operations, a business central to Olympus, through restructuring in the Medical Systems Group. Endoscopes are undergoing a fundamental technological change, and fields of medicine that utilize endoscopes are also changing as a result. To stay astride of these changes, Olympus understands the significance of achieving further growth by refortifying the endoscope business, which boasts an overwhelming market share.



SALES IN CLINICAL ANALYZER BUSINESS UP 11.2%

With annual sales of nearly ¥35.0 billion, the clinical analyzer business is second only to digital cameras in terms of growth.


11.2% increase

The second reason is to strike off in a new direction through a combination of existing businesses and the advancement of optical technologies—the foundation of Olympus—by launching the Life Science Group. We aim to develop life science operations from a base of common points shared by genome medicine and parts of our traditional microscope and clinical analyzer businesses. Through this initiative, Olympus plans to establish the life sciences field as its third business pillar after the medical and imaging fields.

Olympus believes that dividing operations into two groups will spur innovation in and the advancement of its core technologies under a new framework.

Q2: Could you describe how the clinical analyzer and microscope businesses relate to genome medicine?

With annual sales of nearly ¥35.0 billion, the clinical analyzer business is second only to digital cameras in terms of growth. This is because Olympus is one of the few companies in the clinical testing industry able to provide both hardware (clinical analyzers) and software (reagents) to its customers. Moreover, this business model is based on a system of charging customers only for the actual testing they do, rather than the one-time sale of a packaged product. We offer our customers a contract where pricing is determined on a per-test basis and includes everything they need, from hardware and reagents to support services. The clinical analyzer business is the most progressive business at Olympus that is based on the number of installations. Since Olympus is a manufacturer, the Company provides value in other businesses mainly through hardware functions. In the clinical analyzer business, however, the Company does not sell the product itself, but provides value by earning revenue based on how much the customer uses the product. This difference is what makes the clinical analyzer business unique, and is its secret to future growth.

Olympus's technological background is deeply rooted to the microscope business. In addition, backed by its number one market share, Olympus is the largest manufacturer of microscopes in the world. Microscopes are employed in a variety of applications, and recently have been used prominently for research in the field of life sciences including genome research. Fittingly, customers that use our microscopes are on the cutting edge of scientific technology. This connection to our customers—the researchers—is a precious asset to Olympus that is not immediately apparent.





MARKET SHARE FOR MICROSCOPES
Olympus is the largest manufacturer of microscopes in the world.





The clinical analyzer and microscope businesses are growing steadily thanks to these tangible and intangible strengths. In their current state, however, they are not businesses that we expect to have a major impact on earnings growth in the future. On the other hand, considering their potential contribution to our presence in the genome medicine market, which is expected to grow significantly in the future, the clinical analyzer and microscope businesses take on an entirely new meaning altogether.

Although future growth is limited in the market for testing with clinical analyzers, such as biological and virus testing, this constraint on growth is released when considering genome-based clinical testing. Genome-based clinical testing offers the substantial benefit of being effective at the prevention as well as treatment of illness. For the sake of controlling medical costs, more attention will be paid to prevention rather than treatment in the future. More advanced preventative medicine will be possible with the use of genome technology. We believe that this will be the turning point for the future of clinical testing.

In the microscope business, it is now possible to examine the interior of a cell, a feat that was impossible with previous technologies, with a laser microscope and perform image and other detailed analysis of the cell. Cutting-edge research in genome medicine is advancing from the analysis of the genome itself to the analysis of proteins, and is progressing even further to the analysis of genomes and active proteins inside living cells. Our biological microscopes are indispensable tools to these advancements in genome research. Accordingly, since our customers are on the cutting edge of genome medicine, our microscopes are on the cutting edge of science as well.

While clinical analyzers and microscopes are long-held businesses, as they grow and advance they will eventually unite with the genome medical business. Olympus is able to build interactive relationships with its customers by strengthening these existing businesses. Customer assets like these are one of Olympus's greatest strengths.

Q3: What initiatives are underway in the genome medical business?

The Company embarked on the genome medical business with the launch of the Genome Medical Business Project at the end of 2000. Olympus is now making all-out efforts in genome medicine with the launch of the Life Science Group. Backed by two and a half years of work in the genome field, we are expanding operations by leveraging similarities with the existing businesses of clinical analyzers and microscopes. We aim to make genome medicine into a solid platform for Group operations.

We plan to maximize our advantages as a hardware manufacturer in the field of genome medicine. Some of our first breakthroughs were in optical technology, a forte of Olympus. Our analyzers were natural primary candidates for genome applications, and our first commercial products for the genome medical



LIFE SCIENCE GROUP COMPRISES THREE CORE BUSINESSES

While clinical analyzers and microscopes are long-held businesses, as they grow and advance they will eventually unite with the genome medical business.





business were single-molecule fluorescence detection systems and 3D DNA microarray systems. The next step is equipment that supports research and development in genome-based drug discovery as well as the provision of necessary software, services and reagents. The final step is the application in clinical testing equipment. This final stage is where we believe Olympus will really be able to leverage its strengths.

Q4: How do you view the future potential of the genome market?

While the 20th century is called the era of electronics, the 21st century is shaping up to be the era of life sciences, or an era of human rehabilitation. The scope of life sciences-related industries in 2001 was ¥1.3 trillion in Japan alone. These markets for biomedicine, healthcare and foods are expected to grow sharply to about ¥25 trillion by 2010. As the global scale of this market is estimated to be ¥230 trillion, Japan will account for 10% of the world market.

Genome medicine is thought to represent between 40-50% of this market, or approximately ¥10-15 trillion. A major portion of this comes from pharmaceuticals, so the market for analyzers and reagents alone is even more limited. However, we have no doubt that life sciences-related industries will enjoy significant growth over the next 10 years or so. We believe there is enormous potential for growth in our business domain.

Q5: In what direction do you plan to lead the Life Science Group?

We believe that it is important to conduct business with interactive communications with customers and to make ourselves indispensable to our customers. This is the main reason why Olympus absorbed the sales subsidiary Olympus ProMarketing, Inc. We have already accumulated expertise in up-and-running businesses, enabling us to stay a step ahead of our customers. In a field like genome medicine where society has yet to benefit from the unknown, we must do our best to pioneer the field and create the business from the ground up. For this reason, interactive communication with our customers is absolutely essential to promote our mutual progress.

With this in mind, we aim to evolve existing operations further.

July 2003



Isao Takahashi
President of the Life Science Group



MARKET SCALE OF GENOME MEDICINE
Genome medicine represents 40-50%, or approximately ¥10-15 trillion, of the medical market.

10



IMAGING SYSTEMS GROUP

The Imaging Systems Group handles digital cameras, film cameras, IC recorders, tape recorders, binoculars and magneto-optical (MO) drives. Sales during fiscal 2003 rose 13.9% from the previous fiscal year to ¥244,814 million (US$2,040 million), continuing substantial growth in line with expansion in the digital camera market. Operating income rebounded to ¥18,202 million (US$152 million) from an operating loss in the previous fiscal year. Profitability in digital camera operations improved considerably as a result of efforts to reduce costs by shifting production to China. Domestic sales declined 8.1% to ¥45,685 million (US$381 million), while overseas sales grew 20.5% to ¥199,129 million (US$1,659 million).

Digital Cameras

Sales of digital cameras climbed 26.8% to ¥174,843 million (US$1,457 million) on the back of sales growth mainly in Europe and the United States. Digital cameras are becoming immensely popular around the world, as shown in the expanding scale of the world market, to approximately 27.5 million units in fiscal 2003 from 20 million units in the previous fiscal year. Olympus maintained its leading share of the world market for digital cameras



CAMEDIA C-2 ZOOM
The CAMEDIA C-2 ZOOM is a compact 2.0-megapixel digital camera with longer battery life and a high-performance 3x zoom lens.



CAMEDIA μ-10 DIGITAL
High-performance 3.2-megapixel digital imaging featuring a sleek, stylish, all-weather metal body and top-class digital camera speed and responsiveness.


OLYMPUS
3.2MEGAPIXEL



during the fiscal year under review. The Company expanded its lineup of products to reflect customer tastes and was rewarded with an increase in sales volume to 4.4 million units from 3 million units in fiscal 2002.

The CAMEDIA C-2 ZOOM (D-520 ZOOM in the U.S. and C-220 ZOOM in Europe), which features True Pic high-resolution image processing technology, was a hit product in fiscal 2003. In addition, the CAMEDIA C-730 ULTRA ZOOM, which has a 10x optical zoom lens, and the CAMEDIA μ-10 DIGITAL (Stylus 300 Digital in the U.S. and μ[mju:] 300 Digital in Europe), which offers a beautiful design and a water-resistant case, contributed to sales growth.

Film Cameras

Sales of film cameras decreased 10.8% from the previous fiscal year to ¥53,962 million (US$450 million). The market for film cameras has steadily declined in scale due to the tremendous growth in the digital camera market. Olympus has been able to minimize the adverse impact of the smaller market by increasing its market share in countries around the world. During fiscal 2003, sales of the new 35mm camera μ METAL (Stylus Select 105 in the U.S. and μ [mju:] -V in Europe) were strong in Japan.

Recorders

Sales of recorders advanced 15.9% to ¥11,608 million (US$97 million). The market for IC recorders is expanding due to improvements in portability, longer recording times, and higher audio quality. Strong demand for use in recording notes during business meetings pushed up sales volume for the Voice-Trek DS-10, which uses the industry's first high-quality audio compression standard WMA, and the Voice-Trek W-1 (Digital Voice Recorder W-10 in the U.S. and Europe), an IC recorder with a built-in digital camera.

Digital Storage

Sales of MO drives fell 32.8% to ¥4,401 million (US$37 million). Olympus worked to stimulate demand through sales of the TURBO MO mini EX IV+, an MO drive able to directly transfer and play back image data from digital cameras, and to improve its earnings structure by shifting production to China. However, these efforts were insufficient to counter the slide in market scale caused by the diversification of storage media, resulting in the decline in sales.



μ METAL
One of the world's most compact 35mm cameras, μ METAL sports a stylish metal body and a 3x zoom lens.



VOICE-TREK DS-10
The Voice-Trek DS-10 is the first in the world to use WMA, a high-quality sound recording mode. It can record for as long as 22 hours and 20 minutes with its 64 MB of internal flash memory.

IMAGING SYSTEMS GROUP SALES
(BILLIONS OF YEN)



250
200
150
100
50
0
01
02
03
DOMESTIC SALES
OVERSEAS SALES

The Medical Systems Group handles products used by medical institutions and research centers, mainly endoscopes, clinical analyzers and biological microscopes. With an 80% share of the world market, Olympus's gastroenterological endoscopes provide a solid earnings foundation.

Although medical spending is being curtailed amid harsh operating conditions, Olympus continued to enjoy robust sales mainly to Europe and the United States in fiscal 2003. Sales of the product group rose 5.3% to ¥268,454 million (US$2,237 million) and operating income edged up 1.3% to ¥56,644 million (US$472 million). Domestic sales decreased 0.7% to ¥77,161 million (US$643 million), while overseas sales increased 7.9% to ¥191,293 million (US$1,594 million).

Medical Endoscopes

Sales of gastroenterological endoscopes rose 3.8% to ¥130,007 million (US$1,083 million), and sales of peripheral endoscopes (such as surgical endoscopes, endo-therapy devices and endoscopic ultrasound systems) increased 6.5% to ¥71,505 million (US$596 million).

In gastroenterological endoscopes, overseas sales expanded for the mainstay EVIS EXERA model. In Japan the new product EVIS LUCERA, which incorporates the world's first HDTV-compatible endoscopic system for significant advances in image quality, performed well.

In peripheral endoscope operations, sales grew mainly in Europe and the United States for the new surgical TV camera system VISERA, endo-therapy devices, and endoscopic ultrasound systems, in which convex array models are doing well.

MEDICAL SYSTEMS GROUP



WORLD'S FIRST HDTV-COMPATIBLE ENDOSCOPE "EVIS LUCERA"
This endoscope supports more accurate diagnosis via mucosal hemoglobin value-responsive chromatic enhancement functions.



By attaching an ultrasonic sensor on the tip of an endoscope, our ultrasonic endoscopes are able to observe conditions in the lesion not visible on the surface. This greatly contributes to improvements in diagnostic precision, such as cancer metastasis and invasion, and accelerates diagnosis. Demand for our products is increasing as a result.

Thanks to advances in devices, minimally invasive medical treatment is expanding its range of application from gastroenterology to respiratory systems and circulatory systems. By using the high competitive capabilities of our gastroenterological endoscopes, we will be able to expand peripheral endoscope operations.

Amid the rising importance for minimal impact on patients, excellent operability and improvements in diagnosis precision, Olympus aims to further stimulate demand by developing highly functional endoscopes that fulfill customer needs.

Clinical Analyzers and Biological Microscopes

Sales of clinical analyzers grew 11.2% to ¥33,791 million (US$282 million). Despite a decline in shipments of inspection equipment to customers in Japan, sales increased owing to contributions from orders from major hospitals in the United States.

Sales of biological microscopes rose 2.8% to ¥33,151 million (US$276 million). Domestic sales declined due to heightened competition, but overall sales increased due to favorable overseas sales.

Olympus restructured the Medical Systems Group in 2003 and established the Life Science Group to focus on operations in microscopes, clinical analyzers, and genome research. Olympus aims to nurture the Life Science Group into a core business through the promotion of operations in the life sciences field, primarily in genome medical treatment.

VISERA VIDEO SYSTEM
This is the world's first integrated video system for use in both endosurgery in operating rooms and endoscopy in offices.



POWER BX51 MICROSCOPE
A full range of motorized modules can be combined as the user requires, giving a level of performance that is more functional, more versatile and more adaptable to the needs of advanced applications.



MEDICAL SYSTEMS GROUP SALES
(BILLIONS OF YEN)


300
240
180
120
60
0
01
02
03
DOMESTIC SALES
OVERSEAS SALES



The Industrial Systems Group handles industrial microscopes, industrial endoscopes, printers, barcode scanners and measuring equipment. During fiscal 2003, the primary business of semiconductor inspection equipment was adversely affected by a slump in the semiconductor market. As a result, sales of the product group decreased 9.8% to ¥44,463 million (US$371 million). An operating loss of ¥894 million (US$7 million) was incurred due to the decline in sales. Domestic sales were ¥11,668 million (US$97million), and overseas sales totaled ¥32,795 million (US$273 million).

Industrial Equipment

Industrial microscopes are principally used for inspection and measurement in the manufacturing process of semiconductors and LCD panels. In fiscal 2003, sales decreased 9.6% to ¥16,963 million (US$141 million). Although sales grew considerably in

INDUSTRIAL SYSTEMS GROUP



MEASURING MICROSCOPE STM6ZP
A versatile, high-reliability lineup packed with features to meet any and every measurement need.





Asia, restrictions on capital investment due to weak semiconductor prices triggered a fall in sales mainly in Japan.

Olympus expects to see new demand for industrial microscopes arising from their use for observation in the development of nano technologies. Olympus aims to expand the market for industrial microscopes by creating products that use its innovative optical technologies. The company has also developed confocal scanning laser microscopes that can provide three-dimensional measurements of semiconductor and materials surfaces without coming into contact.

Industrial endoscopes are used for the non-destructive inspection of jet engines, distribution pipes in power stations and plants, waterworks pipes, and buildings. In fiscal 2003, the Company focused on expanding sales of the mainstay industrial videoscope system IPLEX. As a result, sales increased 4.2% to ¥9,245 million (US$77 million). Our endoscopes contribute to safety assurance, quality improvement and cost reductions in a broad range of fields, thanks to their excellent features including user-friendly operability, portability, measurement functions, and connectivity with PCs.

Information Equipment

Sales of barcode scanners and handheld terminals declined 11.4% to ¥11,503 million (US$96 million). Olympus expects to see handheld terminals used more often in the medical field for managing individual patient information, and also as a tool for managing inventories and sales in logistics and production processes. Sales of printers decreased 19.9% to ¥4,822 million (US$40 million).

C A L

SEMICONDUCTOR INSPECTION MICROSCOPE MX80
The MX80 is ideal for wafer inspection with a UIS optical system that is the highest in its class.



IPLEX INDUSTRIAL VIDEOSCOPE SYSTEM
Outstanding portability and ease of use, with an ultra-slim 4.4mm insertion tube and 3D viewing via the Eye-Trek Face-Mounted Display.



INDUSTRIAL SYSTEMS GROUP SALES
(BILLIONS OF YEN)


50
40
30
20
10
0
01
02
03
DOMESTIC SALES
OVERSEAS SALES

Based on its core competence in OPTO-Digital Technology, Olympus engages in research and development in the imaging, medical and industrial fields to provide new value to society.

In fiscal 2003, Olympus committed ¥34.7 billion to research and development in imaging information technologies to keep pace with advances in information technology and networking, technologies for futuristic medical treatment in the genome field, and nano technologies that support these endeavors. In particular, the Company is emphasizing research and development in the areas of micro-electromechanical systems (MEMS) and micro-assembly.

Research Results

Olympus' s research activities in fiscal 2003 resulted in the world's first successful observance of a living cell with an atomic force microscope (AFM). When the field of life sciences begins to manipulate biological cells on the DNA level, observation equipment will be needed with precision on the atomic and subatomic levels. Olympus was able to achieve extremely high levels of sensitivity in AFM through the use of a miniaturized probe.

Olympus also succeeded in the development of a prototype digital video camera with an ultra-high resolution of 8 megapixels. The Company expects this new digital video camera to be used in digital cinema and for medical applications. Olympus also developed Vision Plex technology for video image correction equipment. This new technology enables the seamless projection of high-resolution digital images on large screens by aligning a collection of multiple projector images.

RESEARCH AND DEVELOPMENT

DEVELOPMENT OF A STAGE FOR 3D MEASUREMENTS USING AN ATOMIC FORCE MICROSCOPE
The stage provides a wide viewing area of 100 micrometers and high resolution of 0.04 nanometers, enabling highly reliable 3D measurements.

0.04nm



LYMPUS

VISION PLEX TECHNOLOGY FOR VIDEO IMAGE CORRECTION EQUIPMENT
This SXGA-compatible, automated video image correction equipment is able to display high-definition images with 8 megapixels on a large screen by arranging a number of different projector images.

8 megapixels

R&D EXPENDITURES BY SEGMENT

(%)



INDUSTRIAL SYSTEMS GROUP
OTHERS 2.0
IMAGING SYSTEMS GROUP
8.9
26.8
62.2
2003
MEDICAL SYSTEMS GROUP

R&D EXPENDITURES

(BILLIONS OF YEN)



35
30
25
20
15
10
5
0
99
00
01
02
03

% OF SALES BY GEOGRAPHIC AREA


ASIA
OTHER AREAS
1.5
JAPAN
10.4
25.0
28.1
35.0
2003
NORTH AMERICA
EUROPE

% OF SALES BY BUSINESS SEGMENT


INDUSTRIAL SYSTEMS GROUP
OTHERS
1.1
IMAGING SYSTEMS GROUP
7.9
43.4
47.6
2003
MEDICAL SYSTEMS GROUP

The Olympus Group set new performance records in fiscal 2003, ended March 31, 2003, for net sales, operating income, income before provision for income taxes, and net income. Consolidated net sales increased 6.8% to ¥564,343 million (US$4,703 million), driven by strong demand for digital cameras, marking the ninth consecutive fiscal year of growth. Owing to considerable improvement in profit margins on digital cameras, operating income climbed 47.4% to ¥62,346 million (US$520 million). Accordingly, net income more than doubled to ¥24,348 million (US$203 million), despite evaluation losses on marketable and investment securities.

By business segment, sales of the Imaging Systems Group advanced 13.9%, due to a considerable increase in sales of digital cameras. The Medical Systems Group increased sales 5.3%, mainly through higher sales in the United States and Europe. Sales of the Industrial Systems Group declined 9.8%, however, because of a slowdown in capital investment at our major clients.

By geographic region, sales in Japan declined 6.5%, while overseas sales rose 12.1%, including the favorable effects of exchange rates. Proportionately, sales in Japan made up 25.0% of total net sales, while sales to North America accounted for 35.0%, Europe 28.1% and Asia 10.4%. Total overseas sales amounted to ¥423,322 million, or 75.0% of net sales.

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

Total net sales increased 6.8% to ¥564,343 million (US$4,703 million).

Sales in the Imaging Systems Group rose 13.9% to ¥244,814 million (US$2,040 million). While there is a downward trend in market prices caused by serious price competition, sales revenue from digital cameras continued to grow substantially due to the contribution of new products in the CAMEDIA series. By contrast, sales of film cameras continued to decrease due to shrinking market volume in Japan and overseas.

In the Medical Systems Group, sales increased 5.3% to ¥268,454 million (US$2,237 million). The EVIS EXERA series of high-end endoscopes continued to grow substantially in the U.S. and European markets. The newly launched EVIS LUCERA series of high-end endoscopes contributed to sales in Japan. Sales of ultrasonic endoscopes advanced mainly in Europe and the United States. Sales of biological microscopes struggled in Japan, but grew overseas for an overall year-on-year increase. Sales of clinical analyzers were also favorable, owing to the acquisition of orders from major hospitals in the U.S.

In the Industrial Systems Group, sales decreased 9.8% to ¥44,463 million (US$371 million). Sales of the core videoscope system IPLEX increased. Sales of handheld data processing equipment fell despite efforts to stimulate demand. Although sales of industrial microscopes increased to Asia, demand plummeted in Japan due to the weak semiconductor market

In the Others segment, sales declined 27.9% to ¥6,612 million (US$55 million).

Net Income

Operating income advanced 47.4% to ¥62,346 million (US$520 million). Selling, general and administrative expenses per net sales increased from 33.6% to 37.0%. Net income soared 136.9% to ¥24,348 million (US$203 million), despite evaluation losses on marketable and investment securities.

ANALYSIS OF FINANCIAL POSITION

Total Assets

As of March 31, 2003, total assets were ¥605,768 million (US$5,048 million), up 7.8% from the previous fiscal year-end. Total current assets rose 1.2% to ¥357,549 million (US$2,980 million), mainly due to an increase in notes and accounts receivable. Net property, plant and equipment was ¥91,295 million (US$761 million). Total investments and other assets were ¥156,924 million (US$1,308 million), an increase of 23.6% from the previous fiscal year-end. In fiscal 2003, turnover of total assets slightly improved to 0.97 times.

Total Liabilities and Shareholders' Equity

Total liabilities increased 6.8% to ¥382,456 million (US$3,187 million). Total shareholders' equity rose 10.4% to ¥222,432 million (US$1,854 million). The shareholders' equity ratio increased from 35.9% to 36.7% of total assets.



SALES BY BUSINESS SEGMENT
(BILLIONS OF YEN)
600
500
400
300
200
100
0
01
02
03
IMAGING SYSTEMS GROUP
MEDICAL SYSTEMS GROUP
INDUSTRIAL SYSTEMS GROUP
OTHERS



SALES BY AREA
(BILLIONS OF YEN)
600
500
400
300
200
100
0
99
00
01
02
03
OTHER AREAS
ASIA
EUROPE
NORTH AMERICA
JAPAN



OPERATING INCOME
(BILLIONS OF YEN)
70
60
50
40
30
20
10
0
99
00
01
02
03



NET INCOME
(BILLIONS OF YEN)
25
20
15
10
5
0
99
00
01
02
03

Cash Flows

Cash and cash equivalents at the end of the year were largely unchanged from the previous fiscal year, amounting to ¥55,944 million (US$466 million). Net cash provided by operating activities increased ¥28,144 million from the previous fiscal year, to ¥78,751 million (US$656 million), mainly due to an increase in income before provision for income taxes and an increase in unpaid expenses. Net cash used in investing activities rose ¥4,202 million to ¥60,335 million (US$503 million), mainly due to increases in purchases of investment securities and purchases of property, plant and equipment, despite an increase in withdrawals from time deposits. Net cash used in financing activities decreased ¥6,508 million to ¥18,279 million (US$152 million), as proceeds from long-term debt helped to compensate for the redemption of bonds.

Research & Development Expenditures

Olympus and its consolidated subsidiaries continued their research and development. OPTO-Digital Technology was given first priority because of the expansion of the digital field. Total R&D expenditures were ¥34,735 million (US$289 million), and accounted for 6.2% of net sales.

Capital Expenditures

Total capital expenditures advanced 39.4% to ¥34,619 million (US$288 million), compared with ¥24,835 million in the previous fiscal year. Depreciation and amortization amounted to ¥16,858 million (US$140 million).


TOTAL ASSETS AND SHAREHOLDERS' EQUITY
(BILLIONS OF YEN)
700
600
500
400
300
200
100
0 99 00 01 02 03
TOTAL ASSETS
SHAREHOLDERS' EQUITY
R&D EXPENDITURES
(BILLIONS OF YEN)
(%)
35
30
25
20
15
10
5
0 99 00 01 02 03 0
8
6
4
2
PERCENTAGE TO NET SALES
CAPITAL EXPENDITURES
(BILLIONS OF YEN)
40
30
20
10
0 99 00 01 02 03
CAPITAL EXPENDITURES
DEPRECIATION AND AMORTIZATION
RATE OF RETURN ON EQUITY
(%)
12
9
6
3
0 99 00 01 02 03

TEN-YEAR SUMMARY

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES

	2003	2002
FOR THE YEAR:		
Net sales:		
Domestic	¥141,021	150,761
Overseas	¥423,322	377,654
Total	¥564,343	528,415
Percentage to previous year	106.8%	113.2
Net income	¥ 24,348	10,279
Percentage to net sales	4.3%	1.9
R&D expenditures	¥ 34,735	30,477
Capital expenditures	¥ 34,619	24,835
Depreciation and amortization	¥ 16,858	23,700
Earnings per share (in yen):		
Basic net income	¥ 91.88	38.87
Cash dividends per share (in yen):		
Actual	¥ 14.00	13.00
AT YEAR-END:		
Total assets	¥605,768	562,078
Turnover (times)	0.97	0.94
Total liabilities	¥382,456	358,256
Minority interests	¥ 880	2,275
Shareholders' equity	¥222,432	201,547
Shareholders' equity ratio	36.7%	35.9
Working capital	¥ 79,734	114,779
Number of shares outstanding (in thousands)	264,473	264,473
Number of employees	23,975	20,705

Notes: 1. See Note 1 (n) of Notes to the Consolidated Financial Statements in respect to the calculation of amounts per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.
4. Minority interests, formerly included with total liabilities, is shown as an independent item.

MILLIONS OF YEN (EXCEPT PER SHARE AMOUNTS)

2001	2000	1999	1998	1997	1996	1995	1994
149,351	144,993	136,012	128,025	114,162	95,185	86,914	80,805
317,353	283,653	277,732	236,957	196,315	160,963	165,183	158,746
466,704	428,646	413,744	364,982	310,477	256,148	252,097	239,551
108.9	103.6	113.4	117.6	121.2	101.6	105.2	89.5
11,787	1,860	8,883	9,309	2,322	2,041	3,101	556
2.5	0.4	2.1	2.6	0.7	0.8	1.2	0.2
30,848	31,955	31,060	28,415	28,637	27,821	27,833	27,892
21,441	17,093	18,452	17,220	15,285	13,865	11,925	13,797
18,247	16,288	16,824	15,332	13,455	11,452	13,543	15,292
44.57	7.03	33.59	35.21	8.79	7.72	11.74	2.15
13.00	6.50	13.00	13.00	13.00	13.00	13.50	13.00
584,103	536,174	533,584	521,101	510,123	487,549	442,367	434,704
0.80	0.80	0.78	0.70	0.61	0.53	0.57	0.55
389,968	344,272	342,895	334,411	329,413	305,723	259,940	251,648
1,906	1,561	402	573	528	463	9	17
192,229	190,341	190,287	186,117	180,182	181,363	182,418	183,039
32.9	35.5	35.7	35.7	35.3	37.2	41.2	42.1
124,287	171,378	232,226	211,144	193,282	148,372	205,256	202,070
264,473	264,473	264,473	264,473	264,279	264,230	264,221	264,186
19,865	18,999	17,874	17,098	16,426	14,923	13,712	12,405

CONSOLIDATED BALANCE SHEETS

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
MARCH 31, 2003 AND 2002

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
ASSETS			
CURRENT ASSETS:			
Cash and time deposits	¥102,216	¥100,986	$ 851,800
Marketable securities	34,997	34,997	291,642
Notes and accounts receivable	104,190	96,084	868,250
Allowance for doubtful accounts	(3,647)	(3,088)	(30,392)
Inventories	77,166	83,062	643,050
Deferred income taxes	21,887	20,961	182,392
Other current assets	20,740	20,181	172,833
Total current assets	357,549	353,183	2,979,575
PROPERTY, PLANT AND EQUIPMENT:			
Land	15,230	15,039	126,917
Buildings and structures	87,446	84,175	728,717
Machinery and equipment	143,332	137,893	1,194,433
Construction in progress	878	248	7,316
	246,886	237,355	2,057,383
Less—Accumulated depreciation	(155,591)	(155,467)	(1,296,591)
Net property, plant and equipment	91,295	81,888	760,792
INVESTMENTS AND OTHER ASSETS:			
Investment securities	107,895	91,534	899,125
Deferred income taxes	17,408	13,592	145,067
Lease deposits and other	31,621	21,881	263,508
Total investments and other assets	156,924	127,007	1,307,700
	¥605,768	¥562,078	$5,048,067

See accompanying notes to consolidated financial statements.

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	¥ 72,928	¥ 79,970	$ 607,733
Current maturities of long-term debt	38,321	25,259	319,342
Notes and accounts payable	60,860	55,991	507,167
Accrued expenses	59,439	43,427	495,325
Income taxes payable	12,304	10,250	102,533
Other current liabilities	33,963	23,507	283,025
Total current liabilities	277,815	238,404	2,315,125
Long-term debt, less current maturities	84,778	103,347	706,483
Severance and retirement allowance	14,043	11,287	117,025
Other non-current liabilities	5,820	5,218	48,500
Contingent liabilities (Note 11)	—	—	—
Minority interests	880	2,275	7,333
SHAREHOLDERS' EQUITY:			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—264,472,608 shares	40,833	40,833	340,275
Capital surplus	65,528	65,528	546,067
Retained earnings	119,867	99,032	998,892
Net unrealized holding gains (losses) on securities	555	(214)	4,625
Foreign currency translation adjustments	(3,324)	(3,536)	(27,700)
Treasury stock, at cost	(1,027)	(96)	(8,558)
Total shareholders' equity	222,432	201,547	1,853,601
	¥605,768	¥562,078	$5,048,067

CONSOLIDATED STATEMENTS OF INCOME

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS
	2003	2002	2001	2003
Net sales	¥564,343	¥528,415	¥466,704	$4,702,858
Cost of sales	293,532	308,637	271,444	2,446,100
Gross profit	270,811	219,778	195,260	2,256,758
Selling, general and administrative expenses	208,465	177,495	159,764	1,737,208
Operating income	62,346	42,283	35,496	519,550
OTHER INCOME (EXPENSES):				
Interest expense, net	(6,083)	(8,596)	(9,453)	(50,692)
Gain (loss) on marketable and investment securities, net	(8,112)	(10,430)	408	(67,600)
Foreign currency exchange loss, net	(1,235)	(3,859)	(3,531)	(10,292)
Other, net	(3,922)	1,044	(1,308)	(32,683)
Total	(19,352)	(21,841)	(13,884)	(161,267)
Income before provision for income taxes	42,994	20,442	21,612	358,283
PROVISION FOR INCOME TAXES:				
Current	24,483	15,238	9,575	204,025
Deferred	(5,837)	(5,075)	250	(48,642)
Total	18,646	10,163	9,825	155,383
Net income	¥ 24,348	¥ 10,279	¥ 11,787	$ 202,900

	YEN			U.S. DOLLARS
AMOUNTS PER SHARE OF COMMON STOCK:				
Earnings per share—Basic net income	¥ 91.88	¥ 38.87	¥ 44.57	$ 0.766
CASH DIVIDENDS, APPLICABLE TO THE YEAR—				
Actual	¥ 14.00	¥ 13.00	¥ 13.00	$ 0.117

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS
	2003	2002	2001	2003
COMMON STOCK:				
Balance at beginning of year	¥ 40,833	¥40,833	¥40,833	$340,275
Balance at end of year	¥ 40,833	¥40,833	¥40,833	$340,275
CAPITAL SURPLUS				
ADDITIONAL PAID-IN CAPITAL:				
Balance at beginning of year	¥ 65,528	¥65,528	¥65,528	$546,067
Balance at end of year	¥ 65,528	¥65,528	¥65,528	$546,067
RETAINED EARNINGS:				
Balance at beginning of year	¥ 99,032	¥92,297	¥83,986	$825,267
Net income	24,348	10,279	11,787	202,900
Cash dividends paid	(3,437)	(3,438)	(3,438)	(28,642)
Bonuses for directors	(76)	(106)	(38)	(633)
Balance at end of year	¥119,867	¥99,032	¥92,297	$998,892
NET UNREALIZED HOLDING GAINS (LOSSES) ON SECURITIES:				
Balance at beginning of year	¥ (214)	¥ (204)	¥ —	$ (1,783)
Net increase (decrease)	769	(10)	(204)	6,408
Balance at end of year	¥ 555	¥ (214)	¥ (204)	$ 4,625
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:				
Balance at beginning of year	¥ (3,536)	¥(6,220)	¥ —	$(29,467)
Net increase (decrease)	212	2,684	(6,220)	1,767
Balance at end of year	¥ (3,324)	¥(3,536)	¥(6,220)	$(27,700)
TREASURY STOCK, AT COST:				
Balance at beginning of year	¥ (96)	¥ (5)	¥ (6)	$ (800)
Net increase (decrease)	(931)	(91)	1	(7,758)
Balance at end of year	¥ (1,027)	¥ (96)	¥ (5)	$ (8,558)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS
	2003	2002	2001	2003
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before provision for income taxes	¥ 42,994	¥ 20,442	¥ 21,612	$ 358,283
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	16,858	23,700	18,247	140,483
Increase in severance and retirement allowance	2,699	3,282	14	22,492
Interest income	(376)	(666)	(849)	(3,133)
Interest expense	6,459	9,262	10,302	53,825
Loss (gain) on marketable and investment securities, net	8,112	10,430	(408)	67,600
Increase in accounts receivable	(12,580)	(2,722)	(1,075)	(104,833)
Decrease (increase) in inventories	6,319	30,626	(24,843)	52,658
Increase (decrease) in accounts payable	6,900	(19,653)	802	57,500
Increase (decrease) in other payable	7,840	(3,377)	7,871	65,333
Increase in accrued expense	16,692	285	6,312	139,100
Other	4,650	(628)	2,896	38,750
Sub-total	106,567	70,981	40,881	888,058
Interest and dividend received	1,131	1,618	2,215	9,425
Interest payments	(6,410)	(9,097)	(8,376)	(53,416)
Income taxes paid	(22,537)	(12,895)	(5,416)	(187,808)
Net cash provided by operating activities	78,751	50,607	29,304	656,259
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits in time deposits	(46,268)	(45,297)	(15,069)	(385,567)
Withdrawals from time deposits	45,635	15,062	31,224	380,292
Purchases of marketable securities	(70,000)	(69,997)	(89,920)	(583,333)
Sales of marketable securities	70,000	71,264	57,260	583,333
Decrease of loans (mainly certificates of deposit)	—	—	34,822	—
Purchases of property, plant and equipment	(32,949)	(25,162)	(21,499)	(274,575)
Purchases of investment securities	(26,707)	(2,061)	(10,733)	(222,558)
Sales of investment securities	1,366	1,095	2,704	11,383
Payments for acquisition of new subsidiaries	(199)	(862)	(336)	(1,658)
Payments for additional stock investment in subsidiaries	(1,784)	(328)	—	(14,867)
Other	571	153	(290)	4,758
Net cash used in investing activities	(60,335)	(56,133)	(11,837)	(502,792)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in short-term borrowings	(8,266)	(1,162)	(1,611)	(68,883)
Proceeds from long-term debt	20,087	30	30,725	167,392
Repayments of long-term debt	(935)	(102)	(11,072)	(7,792)
Redemption of bonds	(25,000)	(20,000)	(13,185)	(208,333)
Stock issue to minority shareholders	188	338	196	1,567
Dividends paid	(3,437)	(3,438)	(3,438)	(28,642)
Dividends paid to minority shareholders	(12)	(24)	(22)	(100)
Other	(904)	(429)	1	(7,534)
Net cash provided by (used in) financing activities	(18,279)	(24,787)	1,594	(152,325)
Effect of exchange rate changes on cash and cash equivalents	462	907	1,354	3,850
Net increase (decrease) change in cash and cash equivalents	599	(29,406)	20,415	4,992
Cash and cash equivalents at beginning of year	55,345	84,751	64,032	461,208
Effect of changes in number of consolidated subsidiaries and companies accounted for based on equity method	—	—	304	—
Cash and cash equivalents at end of year	¥ 55,944	¥ 55,345	¥ 84,751	$ 466,200

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Basis of presenting consolidated financial statements*

Olympus Optical Co., Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code") and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan. The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The translation of the Japanese yen amounts into U.S. dollars, using the exchange rate of ¥120 to US$1.00, are included solely for the convenience of the readers. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) *Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates*

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition are generally being amortized on the straight-line method over five years.

(c) *Foreign currency transaction*

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at exchange rates at the balance sheet date in accordance with the revised accounting standards for Foreign Currency Translations ("Opinion Concerning Establishment of Accounting Standard for Foreign Currency Translations" issued by the Business Accounting Deliberation Council on October 22, 1999), effective from the year ended March 31, 2001. Prior to April 1, 2000, current assets and liabilities denominated in foreign currencies were translated into Japanese yen at exchange rates at the balance sheet date and non-current assets and liabilities were translated at historical exchange rates. Resulting gains or losses are recorded in income for the respective periods. Foreign currency items with forward exchange contracts are translated at the contracted rates. There was no effect on the consolidated statement of income for 2001 from adopting the revised accounting standard.

(d) *Translation of foreign currency financial statement*

In accordance with the revised accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates. Revenue and expenses denominated in foreign functional currencies are translated at the average exchange rate for each fiscal year. Effective for the year ended March 31, 2001, differences resulting from translation are presented as "Foreign currency translation adjustments" in Shareholders' equity of the accompanying consolidated balance sheets. There was no effect on the consolidated statement of income for 2001 from adopting the revised accounting standard.

(e) *Cash and cash equivalents*

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(f) *Marketable and investment securities*

Prior to April 1, 2000, marketable securities listed on securities exchanges were stated at the lower of average cost or market on an item-by-item basis and securities other than listed securities are stated at moving-average cost. Funds in trust represented short-term funds deposited with and managed by trust banks and securities companies. Funds consisted mainly of marketable equity securities and interest-bearing bonds and each individual fund was stated at its acquisition cost.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the Japanese accounting standard on accounting for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

In accordance with the accounting standard, the Company and its consolidated subsidiaries examined the intent of holding securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity. Realized gain on sale of such securities is computed using the moving-average cost.

As a result of adopting the accounting standard for financial instruments, income before income taxes increased by ¥2,016 million ($16,800 thousand).

(g) *Inventories*
Inventories are principally stated at the lower of cost (first-in first-out) or market.

(h) *Property, plant and equipment*
Property, plant and equipment is stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Buildings and structures	6.5%	9.5%	8.8%
Machinery and equipment	28.9%	41.5%	37.3%

(i) *Pension and retirement allowance plans*
Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, and directors of the Company and a couple of domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998. Under which allowance and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2003 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date.

Net transition obligation amounting to ¥7,782 million ($64,850 thousand) will be recognized as expense in equal amounts over 5 years commencing with the year ended March 31, 2001.

As a result of the adoption of the accounting standard, in the fiscal year ended March 31, 2001, severance and pension benefit expense increased by ¥246 million ($2,050 thousand), operating income and income before income taxes decreased by ¥241 million ($2,008 thousand), respectively, compared with what would have been recorded under the previous accounting standard.

Allowance for employees' severance and retirement benefits included in the liability section of the consolidated balance sheet together with severance and retirement allowance for directors as of March 31, 2003 and 2002.

(j) *Return of substitutional portion of Employees' Pension Insurance*
Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own Employees' Pension Fund which meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (so-called substitutional portion of the government's scheme) to their own Employees' Pension Fund under the government's permission and supervision.

Based on the newly enacted Defined Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries decided to restructure their Employees' Pension Fund and were permitted by the Minister of Health, Labor and Welfare on February 1, 2003 to be released from their future obligation for payments for the substitutional portion of the Employees' Pension Insurance Scheme. Pension assets for the substitutional portion maintained by the Employees' Pension Fund are to be transferred back to the government's scheme.

The Company and its domestic consolidated subsidiaries did not apply the transitional provisions as prescribed in paragraph 47-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)".

The effects of the adoption, in case the Company and its domestic consolidated subsidiaries applied the transitional provisions as prescribed in paragraph 47-2 of the guidelines, are disclosed in "Note 8. SEVERANCE AND RETIREMENT ALLOWANCE."

(k) *Research and development*
Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥34,735 million ($289,458 thousand), ¥30,477 million and ¥30,848 million for the years ended March 31, 2003, 2002 and 2001, respectively.

(l) *Certain lease transactions*
Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases.

(m) *Income taxes*
The Company adopts the accounting standard, which recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

(n) *Amounts per share*
Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended for March 31, 2003, 2002 and 2001, there were no dilutive common shares. Accordingly, the Company's basic and dilutive earnings per share computations are the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(o) *Accounting standard for treasury stock and reversal of statutory reserves*
Effective April 1, 2002, the Company adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1, "Accounting Standard for Treasury Stock and Reduction of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002).

The adoption of the new accounting standard had no impact on the financial statements.

As a result of adopting this new accounting standard and application of the related revised disclosure requirements, shareholders' equity accounts in the accompanying balance sheet as of March 31, 2003 are presented differently from prior years. Shareholders' equity accounts as of March 31, 2002 have been changed to conform to the presentation for 2003.

(p) *Earnings per share*
Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect of adopting of the new standard and guidance is disclosed in the note for earnings per share.

(q) *Reclassification*
Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

2. MARKETABLE AND INVESTMENT SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2003 and 2002:

Available-for-sale securities
Securities with book value (fair value) exceeding acquisition cost.

	MILLIONS OF YEN						THOUSANDS OF U.S. DOLLARS		
	2003			2002			2003		
	ACQUISITION COST	BOOK VALUE	DIFFERENCE	ACQUISITION COST	BOOK VALUE	DIFFERENCE	ACQUISITION COST	BOOK VALUE	DIFFERENCE
Equity securities	¥ 1,396	¥ 3,139	¥1,743	¥ 2,155	¥ 4,123	¥1,968	$ 11,633	$ 26,158	$14,525
Bonds	10	10	0	10	10	0	83	83	0
Others	35,577	35,888	311	35,773	35,845	72	296,475	299,067	2,592
Total	¥36,983	¥39,037	¥2,054	¥37,938	¥39,978	¥2,040	$308,191	$325,308	$17,117

Securities with book value (fair value) under acquisition cost.

	MILLIONS OF YEN						THOUSANDS OF U.S. DOLLARS		
	2003			2002			2003		
	ACQUISITION COST	BOOK VALUE	DIFFERENCE	ACQUISITION COST	BOOK VALUE	DIFFERENCE	ACQUISITION COST	BOOK VALUE	DIFFERENCE
Equity securities	¥ 7,438	¥ 6,182	¥(1,256)	¥13,529	¥10,770	¥(2,759)	$ 61,983	$ 51,517	$(10,466)
Bonds	35,000	34,997	(3)	35,000	34,997	(3)	291,667	291,642	(25)
Total	¥42,438	¥41,179	¥(1,259)	¥48,529	¥45,767	¥(2,762)	$353,650	$343,159	$(10,491)

Note: The Company recognizes impairment loss when the fair market value of marketable and investment securities becomes less than 50% of the acquisition cost at the end of the period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, except when it is anticipated that the fair market value is recoverable under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2003 and 2002:
Available-for-sale securities

	BOOK VALUE		
	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Non-listed equity securities	¥ 7,578	¥ 7,805	$ 63,150
Non-listed foreign bonds	6,681	3,500	55,675
Others	10,005	5	83,375
Total	¥24,264	¥11,310	$202,200

Note: The preferred securities ¥6,003 million ($50,025 thousand) issued by specific purpose company which is based on the scheme for securitization of real estate own the risk of fluctuations for redemption price caused by future changing utilization value of real estate.

Maturities of available-for-sale securities are as follows:

	MILLIONS OF YEN			
	2003			
	WITHIN A YEAR	OVER A YEAR BUT WITHIN FIVE YEARS	OVER FIVE YEARS BUT WITHIN TEN YEARS	TOTAL
Equity securities	¥ —	¥ 6,003	¥ —	¥ 6,003
Government bonds	34,997	10	—	35,007
Corporate bonds	—	13,181	3,500	16,681
Total	¥34,997	¥19,194	¥3,500	¥57,691

	MILLIONS OF YEN			
	2002			
	WITHIN A YEAR	OVER A YEAR BUT WITHIN FIVE YEARS	OVER FIVE YEARS BUT WITHIN TEN YEARS	TOTAL
Equity securities	¥ —	¥6,003	¥ —	¥ 6,003
Government bonds	34,997	10	—	35,007
Corporate bonds	—	202	3,500	3,702
Total	¥34,997	¥6,215	¥3,500	¥44,712

	THOUSANDS OF U.S. DOLLARS			
	2003			
	WITHIN A YEAR	OVER A YEAR BUT WITHIN FIVE YEARS	OVER FIVE YEARS BUT WITHIN TEN YEARS	TOTAL
Equity securities	$ —	$ 50,025	$ —	$ 50,025
Government bonds	291,642	83	—	291,725
Corporate bonds	—	109,842	29,167	139,009
Total	$291,642	$159,950	$29,167	$480,759

3. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2003 and 2002, consisted of the following:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Unconsolidated subsidiaries and affiliates	¥ 1,701	¥ 668	$ 14,175
Trade	102,489	95,416	854,075
	¥104,190	¥96,084	$868,250

4. INVENTORIES

Inventories as of March 31, 2003 and 2002, consisted of the following:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Finished goods	¥53,425	¥62,295	$445,208
Work in process and raw materials	23,741	20,767	197,842
	¥77,166	¥83,062	$643,050

5. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank acceptances payable in foreign currencies, are due in 1 to 180 days. The annual interest rates on these borrowings ranged from 0.57% to 7.19% and from 0.44% to 14.00% as of March 31, 2003 and 2002, respectively. Bank acceptances payable of ¥1,856 million ($15,467 thousand) were secured by certain trade accounts receivable and inventories as of March 31, 2003.

As is customary in Japan, substantially all bank borrowings, including acceptances payable, are subject to general agreements with each bank which provide, among other things, that the banks may, under certain circumstances, require additional security for such loans and may treat any security furnished to the banks, as well as cash deposited with them, as security for all present and future indebtedness. The Company and its subsidiaries have never been requested to submit such additional security.

6. LONG-TERM DEBT

Long-term debt as of March 31, 2003 and 2002, consisted of the following.

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
(Unsecured long-term debt)	2003	2002	2003
2.70% yen bonds, due December 2002	¥ —	¥ 10,000	$ —
3.15% yen bonds, due April 2003	15,000	15,000	125,000
3.60% yen bonds, due April 2006	15,000	15,000	125,000
2.45% yen bonds, due November 2003	10,000	10,000	83,333
2.975% yen bonds, due November 2006	10,000	10,000	83,333
2.65% yen bonds, due February 2004	10,000	10,000	83,333
3.35% yen bonds, due February 2009	5,000	5,000	41,667
2.60% yen bonds, due March 2003	—	5,000	—
2.60% yen bonds, due March 2003	—	10,000	—
2.65% loans from Japanese insurance companies, due February 2004	3,000	3,000	25,000
2.105% loan from a Japanese bank, due March 2005	1,500	1,500	12,500
1.45% loan from a Japanese bank, due March 2006	30,000	30,000	250,000
0.72% loan from a Japanese bank, due March 2008	20,000	—	166,667
Others from foreign banks	688	1,469	5,733
Others from Japanese banks	412	—	3,434
(Secured long-term debt)			
Others from foreign banks	1,689	1,576	14,075
Others from Japanese banks	810	1,061	6,750
	¥123,099	¥128,606	$1,025,825
Less—Current maturities	(38,321)	(25,259)	(319,342)
	¥ 84,778	¥103,347	$ 706,483

The aggregate annual maturities of long-term debt subsequent to March 31, 2003, are as follows:

	MILLIONS OF YEN	THOUSANDS OF U.S. DOLLARS
2004	¥ 38,321	$ 319,342
2005	2,088	17,400
2006	30,015	250,125
2007	25,377	211,475
2008	20,366	169,717
Thereafter	6,932	57,766
Total	¥123,099	$1,025,825

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2003 and 2002, consisted of the following:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Unconsolidated subsidiaries and affiliates	¥ 65	¥ 37	$ 542
Trade	60,795	55,954	506,625
	¥60,860	¥55,991	$507,167

8. SEVERANCE AND RETIREMENT ALLOWANCE

As explained in "Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES", effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheet as of March 31, 2003 and 2002, consist of the following:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Projected benefit obligation	¥ 96,777	¥ 94,326	$ 806,475
Unrecognized prior service costs	5,157	4,107	42,975
Unrecognized actuarial difference	(25,781)	(23,044)	(214,842)
Fair value of pension assets	(60,133)	(60,551)	(501,108)
Unrecognized net transition obligation	(3,113)	(4,669)	(25,942)
Allowance for employees' severance and retirement benefits	¥ 12,907	¥ 10,169	$ 107,558
Severance and retirement allowance for directors	¥ 1,136	¥ 1,118	$ 9,467
Total severance and retirement allowance	¥ 14,043	¥ 11,287	$ 117,025

Included in the consolidated statement of income for the years ended March 31, 2003 and 2002, are employees' severance and retirement benefit expense comprising of the following:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Service costs—benefits earned during the year	¥ 5,330	¥ 4,727	$ 44,417
Interest cost on projected benefit obligation	2,155	2,433	17,958
Expected return on plan assets	(1,810)	(2,066)	(15,083)
Amortization of actuarial difference	5,087	2,857	42,392
Amortization of prior service costs	(891)	(344)	(7,425)
Amortization of net transition obligation	1,556	1,556	12,967
Severance and pension benefit expense	¥ 11,427	¥ 9,163	$ 95,226

The discount rate and the rate of expected return on plan assets used by the Company are 2.5% and 3.0%, respectively. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs and net transition obligation are both recognized as expense (or income) in equal amounts over 5 years, and actuarial gains (or losses) are recognized as income (or expense) in equal amounts over 5 years.

The Company and its domestic consolidated subsidiaries did not apply the transitional provisions as prescribed in paragraph 47-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefit (Interim Report)".

In case the Company and its domestic consolidated subsidiaries applied the transitional provisions as prescribed in paragraph 47-2 of the guidelines, the Company and its consolidated domestic subsidiaries recorded gains on the release from the substitutional portion of the government's welfare Pension Insurance Scheme amounting to ¥3,989 million ($33,242 thousand).

9. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitants' tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 41.8% for the years ended March 31, 2003, 2002 and 2001. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for consolidated financial statement purposes for the years ended March 31, 2003, 2002 and 2001.

	2003	2002	2001
Japanese statutory tax rate	41.8%	41.8%	41.8%
Effect of foreign tax rate differences	2.7	(1.2)	2.4
Non-taxable dividend income	(0.4)	(1.0)	(1.0)
Non-deductible expenses	0.3	3.3	1.5
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	1.4	—	—
Impact of operating losses (utilized)/generated for certain subsidiaries	(2.0)	7.9	(0.8)
Other, net	(0.6)	(1.1)	1.5
Effective tax rate	43.2%	49.7%	45.4%

Significant components of deferred income tax assets and liabilities as of March 31, 2003 and 2002 were as follows;

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Deferred income tax assets:			
Inventories	¥ 5,727	¥ 8,142	$ 47,725
Depreciation of property, plant and equipment	3,862	3,994	32,183
Severance and retirement allowances	4,565	2,792	38,042
Prepaid expenses	4,834	2,642	40,283
Marketable and investment securities	6,190	3,323	51,584
Deferred assets	463	837	3,858
Unrealized intercompany profits	6,393	6,103	53,275
Other	11,175	9,846	93,125
Total deferred income tax assets	¥43,209	¥37,679	$360,075
Total deferred income tax liabilities	(3,914)	(3,126)	(32,616)
Net deferred income tax assets	¥39,295	¥34,553	$327,459

The effective tax rate used for calculation of deferred income tax assets and liabilities was 41.8% for the year ended March 31, 2002. Effective for the year commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the effective tax rates of before change and after change for current items and non-current items, respectively, for the year ended March 31, 2003.

As the result of the change in the effective tax rates, deferred income tax assets decreased by ¥589 million ($4,908 thousand) and income taxes-deferred increased by ¥601 million ($5,008 thousand) compared with what would have been recorded under the previous local tax law.

10. SHAREHOLDERS' EQUITY

Under the Code, the following are provided:

- The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Code.
- The entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.
- Dividends are approved by the shareholders' meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders of record at the end of each such fiscal period.
- Semi-annual dividends are approved by the Board of Directors after the end of each first six-month period to which the dividends are payable to shareholders of record at the end of interim six-month period.

11. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for export bills discounted of ¥1,856 million ($15,467 thousand) as of March 31, 2003. As of March 31, 2003, the Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥924 million ($7,700 thousand).

12. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings and long-term debt as of March 31, 2003 and 2002:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Land	¥ 78	¥ 70	$ 650
Buildings and structures	2,614	3,475	21,783
	¥2,692	¥3,545	$22,433

The obligations secured by such collateral were as follows:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Long-term debt	¥2,543	¥2,637	$21,192

13. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2003 and 2002 were as follows:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Cash and time deposits	¥102,216	¥100,986	$ 851,800
Less: Time deposits with maturities over three months	(46,272)	(45,641)	(385,600)
Cash and cash equivalents	¥ 55,944	¥ 55,345	$ 466,200

14. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

Lessee:

The Company and its consolidated subsidiaries lease certain machinery and equipment under non-cancellable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the years ended March 31, 2003 and 2002 was as follows:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
(Equivalent amount)			
Acquisition cost	¥8,212	¥ 9,505	$ 68,433
Accumulated depreciation	(3,880)	(4,937)	(32,333)
Estimated net book value	¥4,332	¥ 4,568	$ 36,100

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
(Accrued lease payments)			
Lease payments	¥2,176	¥2,413	$18,133
Equivalent of depreciation expense	¥1,987	¥2,188	$16,558
Equivalent of interest expense	¥ 168	¥ 201	$ 1,400

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancellable finance and operating leases having remaining terms in excess of one year as of March 31, 2003 are as follows:

	MILLIONS OF YEN	THOUSANDS OF U.S. DOLLARS
2003	¥1,941	$16,175
2004 and thereafter	3,120	26,000
Total minimum lease payments	¥5,061	$42,175

Lessor:

Certain machinery and equipment of the Company and its consolidated subsidiaries are leased under the finance leases. For the years ended March 31, 2003 and 2002, the amounts of machinery and equipment were summarized as follows:

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Acquisition cost	¥7,491	¥ 7,408	$ 62,425
Accumulated depreciation	(3,987)	(3,705)	(33,225)
Net book value	¥3,504	¥ 3,703	$ 29,200

	MILLIONS OF YEN		THOUSANDS OF U.S. DOLLARS
	2003	2002	2003
Lease income	¥1,738	¥1,663	$14,483
Depreciation expense	¥1,537	¥1,440	$12,808
Estimated interest income	¥ 185	¥ 217	$ 1,542

Estimated interest income is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease receipts.

Future minimum lease receipts under these finance lease arrangements as of March 31, 2003 are as follows:

	MILLIONS OF YEN	THOUSANDS OF U.S. DOLLARS
2003	¥1,390	$11,583
2004 and thereafter	2,268	18,900
Total future minimum lease receipts	¥3,658	$30,483

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries use derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivative used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, and interest rate swaps. Almost all-derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by the finance department of the Company or foreign subsidiaries in accordance with the internal rules approved by the Company's board of directors or with the approval and under the directions of a responsible director of foreign subsidiaries.

The counter-parties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contacts are considered by the Company to be material.

The following table summarized the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2003 and 2002:

(AS OF MARCH 31, 2003)	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS		
	NOTIONAL AMOUNT	BOOK VALUE	FAIR VALUE	NOTIONAL AMOUNT	BOOK VALUE	FAIR VALUE
Foreign exchange forward contracts:						
To buy U.S. dollars	¥ 111	¥—	¥ 131	$ 925	$—	$ 1,092
To sell British pounds	3,072	—	2,997	25,600	—	24,975
To sell other currency	3,023	—	2,980	25,192	—	24,833

(AS OF MARCH 31, 2002)	MILLIONS OF YEN		
	NOTIONAL AMOUNT	BOOK VALUE	FAIR VALUE
Foreign exchange forward contracts:			
To buy U.S. dollars	¥ 58	¥—	¥ 58
To buy British pounds	577	—	583

The forward contracts on the foreign currency receivable and payables translated into Japanese yen at the forward exchange rate in the accompanying consolidated financial statements are not included in the above amounts.

The fair value of currency option agreements are estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

16. SUBSEQUENT EVENTS

(a) At the general meeting of shareholders held on June 27, 2003, the shareholders approved a cash dividend totaling ¥1,979 million ($16,492 thousand) or ¥7.50 ($0.06) per share and payment of bonuses to directors totaling ¥55 million ($458 thousand). In accordance with the Code of Japan, the declaration of this dividend and the payment of these bonuses have not been reflected in the accompanying consolidated financial statements as of March 31, 2003.

(b) In April 2003, the Company reorganized "Medical Systems Group" to complete the life science business (the genome medical business etc.) and established "Life Science Group" as a separate business segment from fiscal 2004. The Group also changed the category of "Medical New Business" from "Medical Systems Group" to "Others" by the reorganization in Research and Development Center.

The classification for fiscal 2004 applied to fiscal 2003's segmental information is as follows:

	MILLIONS OF YEN							
	2003							
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	LIFE SCIENCE GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:								
Unaffiliated customers	¥244,814	¥201,512	¥66,942	¥44,463	¥ 6,612	¥564,343	¥ —	¥564,343
Intersegment	63	13	2	45	1	124	(124)	—
Total	244,877	201,525	66,944	44,508	6,613	564,467	(124)	564,343
Operating expenses	226,675	146,900	63,651	45,402	9,282	491,910	10,087	501,997
Operating income (loss)	18,202	54,625	3,293	(894)	(2,669)	72,557	(10,211)	62,346
Assets	126,557	150,807	56,002	29,298	16,196	378,860	226,908	605,768
Depreciation and amortization	6,781	5,618	1,964	742	610	15,715	1,143	16,858
Capital expenditures	¥ 13,653	¥ 11,129	¥ 3,485	¥ 2,214	¥ 1,010	¥ 31,491	¥ 3,128	¥ 34,619

	THOUSANDS OF U.S. DOLLARS							
	2003							
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	LIFE SCIENCE GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:								
Unaffiliated customers	$2,040,117	$1,679,267	$557,850	$370,525	$ 55,099	$4,702,858	$ —	$4,702,858
Intersegment	525	108	17	375	8	1,033	(1,033)	—
Total	2,040,642	1,679,375	557,867	370,900	55,107	4,703,891	(1,033)	4,702,858
Operating expenses	1,888,958	1,224,167	530,425	378,350	77,350	4,099,250	84,058	4,183,308
Operating income (loss)	151,684	455,208	27,442	(7,450)	(22,243)	604,641	(85,091)	519,550
Assets	1,054,642	1,256,725	466,683	244,150	134,967	3,157,167	1,890,900	5,048,067
Depreciation and amortization	56,508	46,817	16,367	6,183	5,083	130,958	9,525	140,483
Capital expenditures	$ 113,775	$ 92,742	$ 29,042	$ 18,450	$ 8,416	$ 262,425	$ 26,067	$ 288,492

These 5 groups include the following products:
Imaging Systems Group: Film cameras, Digital cameras, Recorders, Magneto-optical disk drives.
Medical Systems Group: Medical endoscopes.
Life Science Group: Clinical analyzers, Biological microscopes, Analytical services of genomic information.
Industrial Systems Group: Industrial microscopes, Industrial endoscopes, Printers, Barcode data processing equipment, Measuring equipment.
Others: Medical new business, Software development, etc.

(c) On May 12, 2003, the Board of Directors' meeting approved to make a proposal that the Company can acquire treasury stock (¥10,000,000 thousand, common share 5,000 thousand are the maximum) pursuant to Article 210 of the Commercial Code following the Company's 135th annual shareholders' meeting on June 27, 2003.

The proposal was approved and the Company can acquire treasury stock from the end of the Company's 135th annual shareholders' meeting to the end of the 136th.

17. SEGMENTAL INFORMATION

Business segments correspond to categories of activity classified primarily by the Internal Company System the Company adopted from fiscal 2002.

Segmental information for the years ended March 31, 2003, 2002 and 2001 is shown in the tables that follow:

(a) *Information by business segment*

	MILLIONS OF YEN						
	2003						
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥244,814	¥268,454	¥44,463	¥ 6,612	¥564,343	¥ —	¥564,343
Intersegment	63	15	45	1	124	(124)	—
Total	244,877	268,469	44,508	6,613	564,467	(124)	564,343
Operating expenses	226,675	211,825	45,402	8,008	491,910	10,087	501,997
Operating income (loss)	18,202	56,644	(894)	(1,395)	72,557	(10,211)	62,346
Assets	126,557	206,971	29,298	16,034	378,860	226,908	605,768
Depreciation and amortization	6,781	7,612	742	580	15,715	1,143	16,858
Capital expenditures	¥ 13,653	¥ 14,663	¥ 2,214	¥ 961	¥ 31,491	¥ 3,128	¥ 34,619

	MILLIONS OF YEN						
	2002						
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥214,999	¥254,966	¥49,281	¥ 9,169	¥528,415	¥ —	¥528,415
Intersegment	90	13	1	—	104	(104)	—
Total	215,089	254,979	49,282	9,169	528,519	(104)	528,415
Operating expenses	223,253	199,079	47,399	10,590	480,321	5,811	486,132
Operating income (loss)	(8,164)	55,900	1,883	(1,421)	48,198	(5,915)	42,283
Assets	122,765	186,717	29,262	15,819	354,563	207,515	562,078
Depreciation and amortization	8,233	12,242	1,164	684	22,323	1,377	23,700
Capital expenditures	¥ 8,942	¥ 12,109	¥ 1,303	¥ 863	¥ 23,217	¥ 1,618	¥ 24,835

	THOUSANDS OF U.S. DOLLARS						
	2003						
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	$2,040,117	$2,237,117	$370,525	$ 55,099	$4,702,858	$ —	$4,702,858
Intersegment	525	125	375	8	1,033	(1,033)	—
Total	2,040,642	2,237,242	370,900	55,107	4,703,891	(1,033)	4,702,858
Operating expenses	1,888,958	1,765,208	378,350	66,734	4,099,250	84,058	4,183,308
Operating income (loss)	151,684	472,034	(7,450)	(11,627)	604,641	(85,091)	519,550
Assets	1,054,642	1,724,758	244,150	133,617	3,157,167	1,890,900	5,048,067
Depreciation and amortization	56,508	63,433	6,183	4,834	130,958	9,525	140,483
Capital expenditures	$ 113,775	$ 122,192	$ 18,450	$ 8,008	$ 262,425	$ 26,067	$ 288,492

Notes: 1. From fiscal 2002, the Company adopted the Internal Company System. Along with this, the business classifications by three product groups, namely "Imaging Product Group", "Medical Product Group", and "Integrated System and Information Product Group" changed to "Imaging Systems Group", "Medical Systems Group", "Industrial Systems Group" and "Others".

2. In fiscal 2003, the Company changed the category of "Magneto-optical disk drives" from "Industrial Systems Group" to "Imaging Systems Group" by considering the similarity of the market.

The Company also changed the category of "Analytical services of genomic information" from "Others" to "Medical Systems Group" because it has progressed from fundamental research to the production stage and considering the similarity of the market.

These 4 groups include the following products:

Imaging Systems Group : Film cameras, Digital cameras, Recorders, Magneto-optical disk drives.

Medical Systems Group: Medical endoscopes, Clinical analyzers, Biological microscopes, Analytical services of genomic information.

Industrial Systems Group: Industrial microscopes, Industrial endoscopes, Printers, Barcode data processing equipment, Measuring equipment.

Others: Software development, etc.

Segment information classified by product for fiscal 2002 and 2001 was as follows:

	MILLIONS OF YEN						
	2002						
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥208,447	¥254,943	¥55,833	¥ 9,192	¥528,415	¥ —	¥528,415
Intersegment	90	13	1	—	104	(104)	—
Total	208,537	254,956	55,834	9,192	528,519	(104)	528,415
Operating expenses	215,325	197,718	55,327	11,951	480,321	5,811	486,132
Operating income (loss)	(6,788)	57,238	507	(2,759)	48,198	(5,915)	42,283
Assets	118,171	186,275	33,855	16,262	354,563	207,515	562,078
Depreciation and amortization	7,696	12,164	1,701	762	22,323	1,377	23,700
Capital expenditures	¥ 8,532	¥ 12,035	¥ 1,713	¥ 937	¥ 23,217	¥ 1,618	¥ 24,835

	MILLIONS OF YEN						
	2001						
	IMAGING SYSTEMS GROUP	MEDICAL SYSTEMS GROUP	INDUSTRIAL SYSTEMS GROUP	OTHERS	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥183,664	¥213,509	¥58,025	¥11,506	¥466,704	¥ —	¥466,704
Intersegment	101	5	—	—	106	(106)	—
Total	183,765	213,514	58,025	11,506	466,810	(106)	466,704
Operating expenses	184,044	171,199	56,983	14,344	426,570	4,638	431,208
Operating income (loss)	(279)	42,315	1,042	(2,838)	40,240	(4,744)	35,496
Assets	144,433	164,723	44,180	12,179	365,515	218,588	584,103
Depreciation and amortization	5,265	8,827	2,308	744	17,144	1,103	18,247
Capital expenditures	¥ 6,674	¥ 8,412	¥ 3,127	¥ 2,270	¥ 20,483	¥ 958	¥ 21,441

Note: The Imaging Systems Group includes film cameras, digital cameras and recorders. The Medical Systems Group includes medical endoscopes, clinical analyzers and biological microscopes. The Industrial Systems Group includes industrial microscopes, industrial endoscopes, printers, magneto-optical disk drives, barcode data processing equipment and measuring equipment. Others include software development, etc.

(b) *Information by geographic location*

	MILLIONS OF YEN						
	2003						
	JAPAN	AMERICA	EUROPE	ASIA	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥181,234	¥184,510	¥162,587	¥36,012	¥564,343	¥ —	¥564,343
Intersegment	208,713	1,103	7,688	55,743	273,247	(273,247)	—
Total	389,947	185,613	170,275	91,755	837,590	(273,247)	564,343
Operating expenses	342,311	175,419	159,924	87,128	764,782	(262,785)	501,997
Operating income (loss)	47,636	10,194	10,351	4,627	72,808	(10,462)	62,346
Assets	¥191,246	¥ 73,922	¥109,874	¥39,068	¥414,110	¥ 191,658	¥605,768

	MILLIONS OF YEN						
	2002						
	JAPAN	NORTH AMERICA	EUROPE	ASIA	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥197,074	¥180,659	¥135,388	¥15,294	¥528,415	¥ —	¥528,415
Intersegment	187,994	854	6,276	34,273	229,397	(229,397)	—
Total	385,068	181,513	141,664	49,567	757,812	(229,397)	528,415
Operating expenses	352,579	175,612	137,205	46,879	712,275	(226,143)	486,132
Operating income (loss)	32,489	5,901	4,459	2,688	45,537	(3,254)	42,283
Assets	¥184,691	¥ 74,024	¥ 80,965	¥26,248	¥365,928	¥ 196,150	¥562,078

	MILLIONS OF YEN						
	2001						
	JAPAN	NORTH AMERICA	EUROPE	ASIA	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	¥195,166	¥154,616	¥109,183	¥ 7,739	¥466,704	¥ —	¥466,704
Intersegment	173,423	1,002	5,609	34,700	214,734	(214,734)	—
Total	368,589	155,618	114,792	42,439	681,438	(214,734)	466,704
Operating expenses	339,748	150,887	109,291	41,111	641,037	(209,829)	431,208
Operating income (loss)	28,841	4,731	5,501	1,328	40,401	(4,905)	35,496
Assets	¥216,228	¥ 62,940	¥ 73,175	¥25,583	¥377,926	¥ 206,177	¥584,103

	THOUSANDS OF U.S. DOLLARS						
	2003						
	JAPAN	AMERICA	EUROPE	ASIA	TOTAL	ELIMINATION AND CORPORATE	CONSOLIDATED TOTAL
Net sales:							
Unaffiliated customers	**$1,510,283**	**$1,537,583**	**$1,354,892**	**$300,100**	**$4,702,858**	**$ —**	**$4,702,858**
Intersegment	**1,739,275**	**9,192**	**64,067**	**464,524**	**2,277,058**	**(2,277,058)**	**—**
Total	**3,249,558**	**1,546,775**	**1,418,959**	**764,624**	**6,979,916**	**(2,277,058)**	**4,702,858**
Operating expenses	**2,852,592**	**1,461,825**	**1,332,700**	**726,066**	**6,373,183**	**(2,189,875)**	**4,183,308**
Operating income (loss)	**396,966**	**84,950**	**86,259**	**38,558**	**606,733**	**(87,183)**	**519,550**
Assets	**$1,593,717**	**$ 616,017**	**$ 915,617**	**$325,566**	**$3,450,917**	**$ 1,597,150**	**$5,048,067**

Notes: 1. Segmentation is determined by geographical adjacency.
North America includes the United States, Canada, Mexico and Brazil. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.
2. As mentioned in "Note 8. SEVERANCE AND RETIREMENT ALLOWANCE", effective April 1, 2000, the Company and the domestic consolidated subsidiaries changed the method of accounting standard for employees' severance and pension benefits. The effect of this change for the fiscal year 2001 was ¥241 million decrease in operating income in Japan.
3. As described in Note 1 (d), effective April 1, 2000, the revised accounting standard for foreign currency translation adjustments was adopted, and at March 31, 2001, foreign currency translation adjustments is presented in the shareholders' equity section instead of in the assets section. As a result, Assets for Elimination and Corporate for 2001 was decreased by ¥6,220 million.
4. In fiscal 2003, the Company established a subsidiary in Brazil and it was included in the former geographic category "North America". Along with this, the geographic category was changed from "North America" to "America". America includes the United States, Canada, Mexico and Brazil.

(c) *Overseas sales information*

	MILLIONS OF YEN			THOUSANDS OF U.S. DOLLARS
	2003	2002	2001	2003
Export sales (A)	**¥423,322**	¥377,654	¥317,353	**$3,527,683**
to North America	**197,591**	195,863	163,113	**1,646,592**
to Europe	**158,587**	135,218	112,908	**1,321,558**
to Asia	**58,946**	36,418	32,184	**491,217**
to Other areas	**8,198**	10,155	9,148	**68,317**
Net sales (B)	**564,343**	528,415	466,704	**4,702,858**
A/B (%)	**75.0%**	71.5%	68.0%	**75.0%**

Note: Segmentation is determined by geographical adjacency.
North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.
Other areas include Central and South America, Africa and others.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Olympus Optical Co., Ltd.

We have audited the accompanying consolidated balance sheets of Olympus Optical Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended march 31, 2003 all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympus Optical Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Japan as described in Note 1 to the consolidated financial statements.

Without qualifying our opinion we draw attention to the following.
(1) As discussed in Note 1 to the consolidated financial statements, effective April 1, 2000, Olympus Optical Co., Ltd. and domestic subsidiaries prospectively adopted the new Japanese accounting standards for financial instruments and employees' retirement benefits and the revised Japanese accounting standard for foreign currency translation.
(2) As discussed in Note 17, effective April 1, 2002, Olympus Optical Co., Ltd. changed the category of business in the business segment.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.



Asahi & Co.
Tokyo, Japan
June 27, 2003

OLYMPUS OPTICAL CO.,LTD.
Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: (03) 3340-2111 Fax: (03) 3340-2062
http://www.olympus.co.jp/World/index.html

Olympus Optical Co., Ltd. will change its name to Olympus Corporation on October 1, 2003.

OLYMPUS AMERICA INC.
2 Corporate Center Drive, Melville, NY 11747-3157, U.S.A.
Tel: (631) 844-5000

OLYMPUS OPTICAL CO.(EUROPA) GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: (40) 237730

OLYMPUS OPTICAL CO.(U.K.) LTD.
2-8 Honduras Street, London, EC1Y OTX, U.K.
Tel: (171) 2532772

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea, Essex SS2 5QH, U.K.
Tel: (1702) 616333

Further information is available on request, including a company brochure and product catalogs.
Please contact us at the nearest address above.

Consolidated Subsidiaries (As of March 31, 2003)

Domestic

Olympus ProMarketing, Inc.
(Tokyo)
Sales of endoscopes, microscopes, clinical analyzers and information peripheral equipment

Tokyo Kinzoku Co., Ltd.
(Ibaraki)
Manufacture and assembly of ferrous and nonferrous castings

Tokyo Kinzoku Co., Ltd., Kyowa Plant
(Ibaraki)
Manufacture and assembly of ferrous and nonferrous castings

Aizu Olympus Co., Ltd.
(Fukushima)
Production of endoscopes for medical and industrial use

Aomori Olympus Co., Ltd.
(Aomori)
Production of medical apparatus

Olympus Opto-Technology Co., Ltd.
(Nagano)
Manufacture of parts for optical products, camera lenses and printers

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of endoscopes

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of clinical analyzers

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of magneto-optical disk drives and printers

Olympus Systems Corporation
(Tokyo)
Computerized information network system services

KS Olympus Co., Ltd.
(Tokyo)
Sales of endoscopes, microscopes, clinical analyzers and other products

Olympus A.V.S. Co., Ltd.
(Tokyo)
Sales of optical equipment, medical equipment and electronic products

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation business

Olympus Leasing Co., Ltd.
(Tokyo)
Lease of medical equipment

Olympus Technical Service Co., Ltd.
(Tokyo)
Maintenance and service of optical equipment, medical equipment and electronic products

Olympus Sogo Service Co., Ltd.
(Tokyo)
Catering services, cleaning business, and insurance agency

Olympus Medical Engineering Co., Ltd.
(Tokyo)
Maintenance of clinical analyzers

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of semiconductor-related devices

NovusGene Inc.
(Tokyo)
Analytical services of genomic information

AOI Technology Inc.
(Tokyo)
Systems development

Notes:
1. Olympus ProMarketing, Inc. and Olympus Technical Service Co., Ltd. were merged with Olympus Optical Co., Ltd. on April 1, 2003.
2. Tokyo Kinzoku Co., Ltd. and Tokyo Kinzoku Co., Ltd., Kyowa Plant were dissolved on March 31, 2003.

Olympus USA Incorporated
(New York, U.S.A.)
Holding company

Olympus Corporation of America
(Delaware, U.S.A.)
Holding company

Olympus America Inc.
(New York, U.S.A.)
Sales of cameras, endoscopes, microscopes, clinical analyzers and information peripheral equipment

Olympus Industrial America Inc.
(New York, U.S.A.)
Sales of industrial equipment

Olympus Integrated Technologies America Inc.
(San Jose, U.S.A.)
Sales of semiconductor-related devices and development of software

Olympus America de Mexico S.A. de C.V.
(Mexico City, Mexico)
Service of medical endoscopes

Olympus Optical Co. (Europa) GmbH
(Hamburg, Germany)
Sales of cameras, endoscopes, microscopes, and information peripheral equipment

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture and sales of endoscopes

Olympus KeyMed Group Limited
(London, U.K.)
Holding Company

Olympus U.K. Ltd.
(London, U.K.)
Holding Company

Olympus Optical Co. (U.K.) Ltd.
(London, U.K.)
Sales of cameras, microscopes and other products

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sales of endoscopes

KeyMed Ireland Ltd.
(Dublin, Ireland)
Sales of endoscopes

Algram Group Limited
(Devon, U.K.)
Manufacture of endoscopes and other products

Olympus France S.A.
(Rungis Cedex, France)
Sales of cameras, endoscopes, microscopes, clinical analyzers and other products

Olympus Diagnostica GmbH
(Hamburg, Germany)
Sales of clinical analyzers and manufacture of reagents

Olympus Austria Ges.m.b.H.
(Wien, Austria)
Sales of cameras, endoscopes, microscopes and other products

Olympus Optical AB
(Malmö, Sweden)
Sales of endoscopes, microscopes and other products

Olympus Optical (Schweiz) AG
(Schwerzenbach, Switzerland)
Sales of cameras, endoscopes, microscopes and other products

Olympus d.o.o. za trgovinu
(Zagreb, Croatia)
Sales of cameras, endoscopes, microscopes and other products

Olympus C&S, spol. s.r.o.
(Prague, Czech Republic)
Sales of cameras, endoscopes, microscopes and other products

Olympus Danmark A/S
(Glostrup, Denmark)
Sales of cameras, endoscopes, microscopes and other products

Olympus Norge A/S
(Oslo, Norway)
Sales of cameras, endoscopes, microscopes and other products

Olympus Italia s.r.l.
(Milano, Italy)
Sales of endoscopes, microscopes and other products

Olympus Endo-Repair Europe GmbH
(Hamburg, Germany)
Maintenance and service of endoscopes

Olympus Optical Polska Sp. z.o.o.
(Warsaw, Poland)
Sales of endoscopes, microscopes and other products

Olympus Endoterapia Sp. z.o.o.
(Warsaw, Poland)
Service of medical endoscopes

Olympus Hungary Kft.
(Budapest, Hungary)
Sales of endoscopes, microscopes and other products

Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company
(Budapest, Hungary)
Service of medical endoscopes

Olympus trgovina d.o.o.
(Ljubljana, Slovenia)
Maintenance and service of endoscopes

Olympus Software Europe GmbH
(Hamburg, Germany)
Development and sales of software

Olympus Finland OY
(Vantaa, Finland)
Sales of endoscopes

Olympus Optical Co Espana, S.A.
(Barcelona, Spain)
Sales of endoscopes

Olympus Technicas S.L.
(Barcelona, Spain)
Sales of microscopes

Olympus Bio Systems GmbH
(Münhen, Germany)
Development and sales of software

Olympus Optical Portugal S.A.
(Lisbon, Portugal)
Sales of endoscopes

Olympus Service Facility Portugal Lda.
(Coimbra, Portugal)
Repair of electronic products

Olympus d.o.o.
(Beograd, Yugoslavia)
Sale of electronic products

Streamline GmbH
(Umkirch, Germany)
Manufacture of medical equipment

Olympus Asian Pacific Limited
(Hong Kong)
Holding company

Olympus Asset Management Limited
(Hong Kong)
Financing services

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture of cameras

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of cameras

Olympus (China) Investment Co., Ltd.
(Beijing, China)
Sales of cameras

Olympus Beijing Industry & Technology Limited
(Beijing, China)
Manufacture of cameras

Olympus Korea Co., Ltd.
(Seoul, Korea)
Sales of cameras

Olympus Digital Network Korea Co., Ltd.
(Seoul, Korea)
Software development

Olympus Optical Technology Philippines Inc.
(Cebu, Philippines)
Manufacture of optical equipment

Olympus Taiwan Co., Ltd.
(Taipei, Taiwan)
Procurement of Olympus products and parts

Olympus Technologies Singapore Pte. Ltd.
(Singapore)
Manufacture of information peripheral equipment

Olympus Singapore Pte. Ltd.
(Singapore)
Sales of cameras, endoscopes, microscopes and other products

Olympus (Thailand) Company Limited
(Bangkok, Thailand)
Sales of endoscopes

Olympus (Malaysia) SDN BHD
(Kuala Lumpur, Malaysia)
Sales of cameras

Olympus Australia Pty Ltd.
(Oakleigh, Australia)
Sales of cameras, endoscopes and microscopes

Olympus New Zealand Limited
(Auckland, New Zealand)
Sales of endoscopes and microscopes

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS


Masatoshi Kishimoto
CHAIRMAN*


Tsuyoshi Kikukawa
PRESIDENT*

DIRECTORS
Toshiro Shimoyama
Atsushi Yusa
Masaaki Terada
Kouji Miyata
Hiroshi Komiya
Shinya Kosaka
Isao Takahashi
Ken Yonekubo
Masaharu Ohkubo
Hideo Yamada

STANDING CORPORATE AUDITORS
Minoru Ohta
Tadahiko Amemiya

CORPORATE AUDITORS
Seiya Ikoma
Koushi Kawashima

EXECUTIVE MANAGING OFFICERS
Masaaki Terada**
Kouji Miyata**
Hiroshi Komiya**
Shinya Kosaka**
Isao Takahashi**

EXECUTIVE OFFICERS
Ken Yonekubo**
Masaharu Ohkubo**
Hideo Yamada**
Hiroyuki Furihata
Tatsuo Nagasaki
Kazuhisa Yanagisawa
Mikio Takagi
Kazuo Ichikawa
Haruhito Morishima
Masataka Suzuki
Tadao Imai
Shuichi Takayama

*Representative Directors
**Jointly Serving Directors

INVESTOR INFORMATION
(AS OF MARCH 31, 2003)

TRANSFER AGENT FOR COMMON STOCK

The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

DEPOSITARY AND TRANSFER AGENT FOR AMERICAN DEPOSITARY RECEIPTS

The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2204 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.bankofny.com/adr/

STOCK EXCHANGE LISTINGS IN JAPAN

Tokyo and Osaka

STOCK EXCHANGE LISTINGS OVERSEAS

Frankfurt, Paris and Switzerland

Note: The Company withdrew its listing in Paris on April 15, 2003, in Switzerland on April 23, 2003, and in Frankfurt on May 5, 2003.

TOTAL SHARES OF COMMON STOCK ISSUED AND OUTSTANDING

264,472,608

NUMBER OF SHAREHOLDERS

16,062

PRINCIPAL SHAREHOLDERS

	NUMBER OF SHARES HELD (THOUSANDS)*	PERCENTAGE OF VOTING RIGHTS (%)
Nippon Life Insurance Company	21,587	8.25
The Master Trust Bank of Japan, Ltd.	15,596	5.96
Sumitomo Mitsui Banking Corporation	13,222	5.05
Japan Trustee Service Bank, Ltd. (trust account)	12,562	4.80
UFJ Bank Limited	10,521	4.02
The Bank of Tokyo-Mitsubishi, Ltd.	7,364	2.81
State Street Bank and Trust Company	6,671	2.55
UFJ Trust Bank Limited (trust account of A)	5,883	2.25
Boston Safe Deposit BSDT Treaty Clients Omnibus	5,570	2.13
The Dai-ichi Mutual Life Insurance Company	4,432	1.69

DISTRIBUTION OF SHARES BY TYPE OF SHAREHOLDER

	NUMBER OF SHAREHOLDERS	NUMBER OF SHARES HELD (THOUSANDS)*	PERCENTAGE OF TOTAL SHARES OUTSTANDING (%)
Japanese financial institutions	146	158,574	59.96
Japanese securities companies	33	2,292	0.87
Other Japanese corporations	268	10,784	4.08
Japanese individuals and others	15,219	24,366	9.21
Foreign institutions and individuals	396	68,456	25.88
Total	16,062	264,472	100.00

**Figures are truncated at thousands.*

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning Olympus's future plans, strategies and performance. These forward-looking statements are not historical facts, rather they represent assumptions and beliefs based on economic, financial and competitive data currently available. Furthermore, they are subject to a number of risks and uncertainties that, without limitation, relate to economic conditions, worldwide mega-competition in the business, customer demand, foreign currency exchange rates, tax rules, regulations and other factors. Olympus therefore wishes to caution readers that actual results may differ materially from our expectations.

Olympus Optical Co., Ltd. will change its name to Olympus Corporation on October 1, 2003.

OLYMPUS®

AN-0803D Printed in Japan